SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

September 29, 2020

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on September 29, 2020.

Buenos Aires, September 29 2020

To:

CNV / BYMA / MAE

Please find attached hereto the letter sent on the date hereof to Fondo de Garantía de Sustentabilidad – Administración Nacional de Seguridad Social (ANSES) in compliance with the information requirement related to the Special Shareholders’ Meeting of Banco Macro S.A. to be held on October 21st 2020.

Sincerely,

Buenos Aires, September 29, 2020

Fondo de Garantía de Sustentabilidad

Administración Nacional de la Seguridad Social (ANSES)

Mr. Ignacio Álvarez Pizzo

Tucumán 500, piso 2°

S __________ _____ /__________ ___________D

Re.: Note NO-2020-61213630-ANSES-SEOFGS#ANSES

Dr. Mr. Álvarez Pizzo:

We write to you in reply to your request of information regarding the General and Special Shareholders’ Meeting of Banco Macro S.A. called for next October 21st. In that respect, please be advised as follows:

(Item 3) “Evaluate a supplementary dividend in order to increase the amount of the cash dividend approved by the General and Special Shareholders’ Meeting held on April 30th 2020, which is still pending distribution and awaiting for the required prior authorization to be issued by Banco Central de la República Argentina (“BCRA”). Establish the parameters to determine the amount thereof and delegate to the Board the effective availability of the approved dividend to the shareholders. Separate a portion of the optional reserve fund for future profit distributions”.

1.	Please inform the grounds for this motion you intend to put in connection with this item of the Agenda.

Pursuant to the minutes of the Board of Directors’ Meeting held on August 31st 2020 as published in the AIF, on April 30th 2020 the General and Special Shareholders’ Meeting resolved to establish a dividend of AR $20 per share (hereinafter, the “Dividend”) and to such effect, it separated a portion of the optional reserve fund equal to AR $12,788,268,160. Pursuant to BCRA’s Communiqué “A” 6886, the effective payment of such Dividend is subject to prior authorization from the Regulatory Entity of the banking system, which authorization the Bank requested on March 13th 2020 and has not been yet granted. Through its Communiqué “A” 7035 dated June 4th 2020, the BCRA extended the suspension of the distribution of profits by financial entities to December 31st of the current year. Therefore, as it is likely that the authorization from the BCRA will not be obtained before such date, in order to preserve the value of the payment to be made out of the Bank’s capital as approved by the Shareholders’ Meeting, the Board called for a Special Shareholders’ Meeting in order to evaluate and discuss the approval of the supplementary dividend.

2.	On the other hand, please provide a detailed description of the changes in the Optional Reserve Fund for Future Profit Distributions, specifying the current composition thereof, the date such Optional Reserve Fund was created and the recent activity thereof.

Pursuant to the minutes of the General and Special Shareholders’ Meeting held on April 16th 2012 as published in the AIF, the Company created an “Optional Reserve Fund for Future Profit Distributions” on the amount of AR$ 2,443,140,742.68. In addition, we inform that the “Optional Reserve Fund for Future Profit Distributions” account was increased as a result of the resolution approved by the General Shareholders’ Meeting dated April 11th 2013 and the General and Special Shareholders’ Meetings dated April 29th 2014, April 23rd 2015, April 26th 2016, April 28th 2017, April 28th 2018 and April 30th 2019 and April 30th 2020, which added to such account, the amount of AR$ 1,170,680,720.00; AR$ 1,911,651,322.50, AR$ 2,736,054,342.94, AR$ 3,903,591,780.29, AR$ 5,371,581,684.69, AR$ 7,511,017,454.84, AR$ 12,583,394,397.30 and AR $32,428,893,419.28, respectively. In turn, the Shareholders’ Meetings held on April 29th 2014, April 23rd 2015, April 26th 2016, April 28th 2017, April 28th 2018, April 30th 2019 and April 30th 2020 resolved to separate a portion of such reserve fund equal to AR$ 596,254,288.56, AR$ 596,254,288.56, AR$ 643,019,330.80, AR$ 701,475,633.60, AR$ 3,348,315,105.00, AR$ 6,393,977,460.00 and AR $12,788,268,160, respectively, in order to pay a cash dividend. Pursuant to section 64 of Law No. 26831, in the fiscal year 2018 the Bank applied AR$ 4,407,907,175.42 and in the fiscal year 2019 such reserve was increased by the amount of AR$ 30,265,275 as a result of the capital reduction approved by the General and Special Shareholders’ Meeting held on April 30th 2019. In the fiscal year 2016 such optional reserve fund was adjusted in AR$ 368,546,288.56, since the BCRA authorized the payment of a cash dividend of AR$ 227,708,000 for the year 2014, which was paid in March 2016. All the above-mentioned resolutions were published in the AIF in due time and manner according to law. In addition, please be advised that, due to the application of the adjustment for inflation accounting method as of June 30th 2020, such reserve fund increased by the amount of AR $21,190,324,840.41.

3.	Please inform as well whether the Bank is subject to any other restrictions for the distribution of dividends applicable to the date of this Shareholders’ Meeting.

BCRA’s Communiqué “A” 6939 issued on March 19th 2020, provided for the suspension of any profit distributions by financial entities up to June 30th 2020 and Communiqué “A” 7035 also issued by the BCRA on June 4th 2020 extended such suspension up to December 31st of the current year.

4.	Since Resolution No. 777/18 issued by the CNV provides that profit distributions shall be discussed on the currency of the date on which the Shareholders’ Meeting is held using the price index of the month immediately preceding such meeting, please confirm whether the proposal contained in this answer will be restated. In such case, please indicate the applicable Index and updated amounts.

As the Bank is a financial entity, it is subject to the rules and regulations of the BCRA, which in its Communiqué “A” 6651 dated February 22nd 2019 and its supplementary rules, ordered the application of the adjustment for inflation accounting method for all fiscal years beginning as of January 1st 2020. Accordingly, the financial statements for the current year ending next December 31st shall be the first ones to reflect values in constant currency and therefore the proposal to be submitted to the next Shareholders’ Meeting shall not be restated.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 29, 2020

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Gustavo Alejandro Manriquez
Title: Chief Executive Officer